SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Ecolab Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

278865100

(CUSIP Number)

William A. Groll, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 278865100	Page 2

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henkel KGaA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
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4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,738,036
	8	SHARED VOTING POWER 28,954,516
	9	SOLE DISPOSITIVE POWER 43,738,036
	10	SHARED DISPOSITIVE POWER 28,954,516
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,692,552
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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SCHEDULE 13D

CUSIP No. 278865100	Page 3

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henkel Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3
4		SOURCE OF FUNDS* AF, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,954,516
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,954,516
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,954,516
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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This Amendment No. 14 (this “Amendment”) amends and supplements the Schedule 13D filed on December 20, 1989, as previously amended (the “Schedule 13D”), of Henkel KGaA (“KGaA” and, together with its affiliates, “The Henkel Group”) and Henkel Corporation (as successor by merger to HC Investments, Inc.), with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Ecolab Inc. (“Ecolab” or the “Company”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.                                             Identity and Background.

The names, addresses, occupations and citizenship of the executive officers and members of the board of directors, or equivalent body, of each of KGaA and Henkel Corporation are set forth in Schedule I hereto. None of KGaA, Henkel Corporation or, to the best of their knowledge, Henkel of America, Inc. or any of the persons listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4.                                             Purpose of Transaction.

Effective November 13, 2006, Henkel Corporation transferred 378,812 shares of Common Stock it previously held to KGaA. The transfer was effected for internal organizational purposes of the The Henkel Group. There is no change to the plans or intentions of KGaA and its respective subsidiaries with respect to Ecolab, and no other change occurred in the relationship of any member of The Henkel Group with Ecolab.

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KGaA intends to continue to review its investment in Common Stock from time to time and, depending upon certain factors, including without limitation the financial performance of Ecolab, the availability and price of shares of Common Stock on the open market, KGaA’s overall relationship with Ecolab, and other general market and investment conditions, KGaA may determine either to acquire through open market purchases or otherwise additional shares of Common Stock, or, based upon such factors, to sell shares of Common Stock, from time to time, in each case to the extent permitted under the Amended Stockholder’s Agreement and applicable law.

Except as set forth herein, KGaA and Henkel Corporation have no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) At the date hereof, in the aggregate, the 72,692,552 shares of Common Stock owned by KGaA and Henkel Corporation represent approximately 28.9% of the 251,153,056 shares of Common Stock reported by Ecolab in its Quarterly Report on Form 10-Q to be outstanding as of September 30, 2006.

Of that total, Henkel Corporation directly beneficially owns 28,954,516 shares of Common Stock (approximately 11.5% of such total). Henkel Corporation and, by virtue of its indirect control of Henkel Corporation, KGaA share the power to vote and the power to dispose of these shares of Common Stock (subject to the provisions of the Amended Stockholder’s Agreement).

KGaA directly beneficially owns the remaining 43,738,036 shares of Common Stock (approximately 17.4% of such total). KGaA has the sole power to vote and to dispose of

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these shares of Common Stock (subject to the provisions of the Amended Stockholder’s Agreement).

(c)       Except for the transfer of Common Stock by Henkel Corporation to KGaA as described herein, no transactions in shares of Common Stock were effected during the past 60 days by Henkel Corporation or KGaA, or, to the best of their knowledge, by Henkel of America, Inc. or any of the other persons listed on Schedule I.

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Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2006

Henkel KGaA
By:	/s/ Thomas Gerd Kühn
Name: Thomas Gerd Kühn Title: Associate General Counsel

By:	/s/ Joachim Jäckle
Name: Dr. Joachim Jäckle Title: VP Corporate Finance

Henkel Corporation
By:	/s/ Gregory Gaglione
Name: Gregory Gaglione Title: Associate General Counsel and Assistant Secretary

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Exhibit Index

Exhibit 1	Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of December 11, 1989	(i)
Exhibit 2	Amendment No. 1 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of December 11, 1989	(i)
Exhibit 3	Confidentiality Agreement between Henkel KGaA and Ecolab Inc. dated November 13, 1989	(i)
Exhibit 4	Press Release issued by Ecolab Inc. and Henkel KGaA on December 11, 1989	(i)
Exhibit 5	Amendment No. 2 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 6	Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 7	Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 8	Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 9	Amendment No. 3 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 10	First Amendment to the Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 11	First Amendment to the Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 12	First Amendment to the Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)

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Exhibit 13	Amended and Restated Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 14	Amended and Restated Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 15	Amended and Restated Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 16	Press Release issued by Ecolab Inc. and Henkel KGaA on July 11, 1991	(iv)
Exhibit 17	Amendment No. 1 to Amended and Restated Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000	(v)
Exhibit 18	Master Agreement, dated as of December 7, 2000, between Ecolab Inc. and Henkel KGaA	(v)
Exhibit 19	Form of Amended Stockholder’s Agreement	(v)
Exhibit 20	Purchases of Common Stock from December 14, 2000 through October 5, 2001	(vi)
Exhibit 21	Purchases of Common Stock from October 9, 2001 through November 23, 2001	(vii)
Exhibit 22	Agreement to be Bound by Chemie dated as of December 31, 2002	(viii)
Exhibit 23	Agreement to be Bound by Henkel Corporation dated as of December 15, 2004	(ix)

(i)	Previously filed as an Exhibit to the Schedule 13D on December 20, 1989.
(ii)	Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.
(iii)	Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.
(iv)	Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on July 16, 1991.

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(v)	Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on December 15, 2000.
(vi)	Previously filed as an Exhibit to Amendment No. 6 to the Schedule 13D on October 9, 2001.
(vii)	Previously filed as an Exhibit to Amendment No. 7 to the Schedule 13D on November 26, 2001.
(viii)	Previously filed as an Exhibit to Amendment No. 9 to the Schedule 13D on January 8, 2003.
(ix)	Previously filed as an Exhibit to Amendment No. 12 to the Schedule 13D on February 1, 2005.

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Schedule I

Officers and Directors of Henkel Corporation

The following table sets forth the name, business address, position with Henkel Corporation and present principal occupation of each director and executive officer of Henkel Corporation. Except as set out below, each individual listed below is a citizen of the United States.

Name and Address	Position with Henkel Corporation and Present Principal Occupation or Employment
Dr. Jochen Krautter Henkel KGaA Henkelstraße 67 40191 Düsseldorf Germany Citizen of Germany	Chairman of the Board of Henkel Corporation; Executive Vice President - Technologies of KGaA

Mr. John E. Knudson Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Director, President, Chief Financial Officer of Henkel Corporation; Director and President of Henkel of America, Inc.
Mr. Alois Linder Henkel KGaA Henkelstraße 67 40191 Düsseldorf Germany Citizen of Austria	Director of Henkel Corporation; Executive Vice President - Consumer and Craftsmen Adhesives of KGaA
Mr. Julian Colquitt Henkel Corporation 1001 Trout Brook Crossing Rocky Hill, CT 06067	Director of Henkel Corporation; President, TI of Henkel Corporation
Mr. John Kahl Henkel Consumer Adhesives, Inc. 32150 Just Imagine Drive Avon, Ohio 44011-1355	Director of Henkel Corporation; President, Henkel Consumer Adhesives of Henkel Corporation
Mr. Gerald E. Kohlsmith Henkel Corporation 32100 Stephenson Highway Madison Heights, MI 48071	Director of Henkel Corporation; President, TT of Henkel Corporation

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Mr. James E. Ripka Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Vice President, Treasurer of Henkel Corporation and Vice President, Treasurer of Henkel of America, Inc.
Mr. William B. Read Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Senior Vice President, Human Resources of Henkel Corporation; Director and Senior Vice President, Human Resources of Henkel of America, Inc.
Mr. Paul R. Berry Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Senior Vice President, Chief Legal Officer of Henkel Corporation; Senior Vice President, Chief Legal Officer of Henkel of America, Inc.
Mr. Jeffrey C. Piccolomini Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Senior Vice President, Finance of Henkel Corporation; Senior Vice President, Finance of Henkel of America, Inc.
Mr. Gregory Gaglione Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Associate General Counsel and Assistant Secretary of Henkel Corporation; Assistant Secretary of Henkel of America, Inc.
Ms. Christel Emerson Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Trademark Counsel, Assistant General Counsel and Assistant Secretary of Henkel Corporation; Assistant Secretary of Henkel of America, Inc.
Mr. Stephen D. Harper Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Assistant General Counsel, Senior Patent Counsel and Assistant Secretary of Henkel Corporation; Assistant Secretary of Henkel of America, Inc.

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Mr. Daniel J. Corcoran Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Assistant Treasurer of Henkel Corporation; Assistant Treasurer of Henkel of America, Inc.
Mr. John P. Preysner, Jr. Henkel Corporation 1001 Trout Brook Crossing Rocky Hill, CT 06067	Associate General Counsel and Assistant Secretary of Henkel Corporation; Assistant Secretary of Henkel of America, Inc.
Mr. Peter G. Dowling Henkel Corporation 1001 Trout Brook Crossing Rocky Hill, CT 06067	President, TO Americas of Henkel Corporation
Mr. Patrick Trippel Henkel Corporation 15051 E. Don Julian Road Industry, CA 91746	President, TTE of Henkel Corporation
Mr. Brian Friend Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Assistant Secretary of Henkel Corporation; Assistant Secretary of Henkel of America, Inc.
Mitchell Tinnan Henkel Corporation 1001 Trout Brook Crossing Rocky Hill, CT 06067	Senior Vice President, Operations – North America and Central America Operations of Henkel Corporation

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Officers and Directors of Henkel KGaA

The following table sets forth the name, business address, and position with KGaA and present principal occupation of each director, executive officer and controlling person of KGaA. Each individual listed below is a citizen of Germany, except Mr. Linder and Mr. Stara, who are citizens of the Republic of Austria, Mr. Rorsted, who is a citizen of Denmark, Mr. Van Bylen, who is a citizen of Belgium, and Mr. Vuursteen, who is a citizen of The Netherlands.

Name and Address	Present Principal Occupation or Employment

Supervisory Board:
Mr. Albrecht Woeste Henkelstraße 67 40191 Düsseldorf Germany	Chairman of the Supervisory Board and Chairman of the Shareholders’ Committee of KGaA; Private Investor
Mr. Winfried Zander Henkelstraße 67 40191 Düsseldorf Germany	Vice Chairman of the Supervisory Board and Chairman of the Works Council of KGaA
Dr. Friderike Bagel Henkelstraße 67 40191 Düsseldorf Germany	Attorney at Law/Tax Advisor
Mr. Engelbert Bäßler Büngerstraße 18 40597 Düsseldorf Germany	Member of the Works Council of KGaA
Mr. Hans Dietrichs Ziegeleistraße 56 39307 Genthin Germany	Chairman of the Works Council of KGaA, site Genthin
Mr. Bernd Hinz Rheinstraße 48 51371 Leverkusen Germany	Vice Chairman of the Works Council of KGaA
Mr. Thomas Manchot Henkelstraße 67 40191 Düsseldorf Germany	Private Investor

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Name and Address	Present Principal Occupation or Employment

Supervisory Board: (continued)

Prof. Dr. Dr. h.c. Heribert Meffert Potstiege 56 48161 Münster Germany	Professor at the University of Münster and Former Director of the Institute for Marketing; Chairman of the Executive Board of the Bertelsmann Foundation
Mrs. Andrea Pichottka Königsworther Platz 6 30167 Hannover Germany	Assistant to Executive Committee of IG Bergbau, Chemie, Energie (German Mining, Chemicals and Energy Trade Union)
Prof. Dr. Dr. h.c. Heinz Riesenhuber Bundesforschungsminister a.D. Deutscher Bundestag Platz der Republik 1 11011 Berlin Germany	Former Federal Minister for Research and Technology
Mr. Konstantin von Unger Henkelstraße 67 40191 Düsseldorf Germany	Founding Partner, Blue Corporate Finance
Mr. Michael Vassiliadis Königsworther Platz 6 30167 Hannover Germany	Member of the Executive Committee of IG Bergbau, Chemie, Energie (German Mining, Chemicals and Energy Trade Union)
Mr. Bernhard Walter 60301 Frankfurt Germany	Former Chairman of the Board of Managing Directors of Dresdner Bank AG
Mr. Werner Wenning 51368 Leverkusen Germany	Chairman of the Executive Board of Bayer AG
Dr. Anneliese Wilsch-Irrgang Flotowstraße 2a 40593 Düsseldorf Germany	Chairman of the Management Personnel Representatives of KGaA

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Name and Address	Present Principal Occupation or Employment

Supervisory Board: (continued)

Mr. Rolf Zimmermann Halbuschstraße 122 40591 Düsseldorf Germany	Member of the Works Council of KGaA

Management Board:

Prof. Dr. Ulrich Lehner Henkelstraße 67 40191 Düsseldorf Germany	Chairman of the Management Board of KGaA
Dr. Jochen Krautter Henkelstraße 67 40191 Düsseldorf Germany	Executive Vice President-Technologies of KGaA
Mr. Alois Linder Henkelstraße 67 40191 Düsseldorf Germany	Executive Vice President-Consumer and Craftsmen Adhesives of KGaA
Mr. Kasper Rorsted Henkelstraße 67 40191 Düsseldorf Germany	Executive Vice President-Human Resources, Logistics, Information Technologies and Infrastructure Services of KGaA
Dr. Friedrich Stara Henkelstraße 67 40191 Düsseldorf Germany	Executive Vice President-Laundry & Home Care of KGaA
Dr. Lothar Steinebach Henkelstraße 67 40191 Düsseldorf Germany	Executive Vice President and Chief Financial Officer of KGaA
Mr. Hans Van Bylen Henkelstraße 67 40191 Düsseldorf Germany	Executive Vice President- Cosmetics/Toiletries of KGaA

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Name and Address	Present Principal Occupation or Employment

Shareholders’ Committee:

Mr. Albrecht Woeste Henkelstraße 67 40191 Düsseldorf Germany	Chairman of the Supervisory Board and Chairman of the Shareholders’ Committee of KGaA; Private Investor
Mr. Stefan Hamelmann Henkelstraße 67 40191 Düsseldorf Germany	Vice Chairman of the Shareholders’ Committee of KGaA; Private Investor
Christoph Henkel Henkelstraße 67 40191 Düsseldorf Germany	Vice Chairman of the Shareholders’ Committee of KGaA; Independent Entrepreneur and Business Executive
Dr. Paul Achleitner Königsstraße 28 80802 Munchen Germany	Member of the Board of Allianz AG
Dr. Simone Bagel-Trah Henkelstraße 67 40191 Düsseldorf Germany	Private Investor
Dr. h.c. Ulrich Hartmann E.ON-Platz 1 40479 Düsseldorf Germany	Chairman of the Supervisory Board of E.ON AG
Mr. Burkhard Schmidt Stubbenhuk 7 20459 Hamburg Germany	Managing Director of Jahr Vermögensverwaltung GmbH & Co. KG
Mr. Konstantin von Unger Henkelstraße 67 40191 Düsseldorf Germany	Founding Partner, Blue Corporate Finance

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Name and Address	Present Principal Occupation or Employment

Shareholders’ Committee: (continued)

Mr. Karel Vuursteen Dijsselhofplantsoen 10 NL-1077 BL Amsterdam The Netherlands	Former Chairman of the Board of Management of Heineken Holding N.V.
Dr. Hans-Dietrich Winkhaus Henkelstraße 67 40191 Düsseldorf Germany	Former President and Chief Executive Officer of KGaA

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